September 22, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re: Mail Stop 3561, Caledonia Mining Corporation Plc

Form 20-F for the Year Ended December 31, 2016

Filed March 30, 2017

File No. 000-13345

Dear Mr. Arakawa:

We have received your comment letter dated August 25, 2017 regarding the Form 20-F for the Year Ended December 31, 2016 (the “Filing”) and provide our responses to the Staff comments below. For ease of reference, we have repeated the Staff comments in italicized font type and followed each comment with our response.

Response:

Financial Statements

Notes to the Consolidated Financial Statements

4. Significant Accounting Policies

(e) Property Plant and Equipment (iv) Depreciation, page F-14

1. You state on note 3(a)(i) on page F-7 that in instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, are included in the calculation of depreciation. To enhance our understanding of your accounting policy, please:

(a)	Tell us the percentage and amount of measured, indicated and inferred resources that you include in the calculation of depreciation.

The table below indicates the percentage of each category of resources used in calculating depreciation in our Filing relating to the 2016 year:

Table A

Category	Tonnages	Percentage
Measured	1 412 079	19%
Indicated	3 334 828	45%
Inferred	2 590 991	36%

(b)	Tell us how you determined the economic recovery of the resources with a high level of confidence to include in the calculation of depreciation. Please provide us with your history that demonstrates economic recovery of such resources.

Blanket mine has been a producing mine since about 1908. In addition, the current management has been in place for many years and has detailed knowledge of the Blanket mineralisation:

•	The General Manager has worked on the mine for 46 years (starting in the resources department) and has been general manager for 25 years;

Head Office: Caledonia Mining Corporation Plc

3rd floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis,

Johan Holtzhausen, James Johnstone, Mark Learmonth, John Kelly, John McGloin

•	The Resource manager has been on staff for 17 years; and

•	A long history of defining resources by drilling and systematically developing and bringing the resources into production has been established.

Blanket Mine adopted the Inclusive method of reporting resources and reserves in 2014. Resources are reported inclusive of Reserves and hence the total of measured, indicated and inferred resources includes 100% of the reported resource base of Blanket mine. However, when Caledonia acquired Blanket mine in 2006, resources were reported exclusive of reserves. Since the greater portion of the historical data are available in the exclusive format, resources calculated after 2014 are converted into the exclusive format to show conversion of resources to reserves and production. The following table provides an analysis of the resource and reserve development for the period 2013 to 2015 with a breakdown of the factors responsible for the variations for each year.

Table B

BLANKET MINE - ZIMBABWE
Reconciliation of resource to reserve conversion for the years 2013 to 2015

Year	Resource Class Tonnes		Reserve Class Tonnes			Tonnes
	Inferred	Indicated	Probable	Proven	Pillars	Milled

2013	2,871,098	448,364	2,304,811	903,164	766,883

Net Change in Resources
Tonnes added (-depleted)	473,732	290,915	-440,738	-30,221	1,442	-390,733
new resource	485,000	290,000	20,000	30,000
upgrade from	-10,000	-15,000	-340,000		5,000
upgrade to		10,000	70,000	213,000
downgraded			-30,000	-50,000
production			-160,000	-230,000		-390,000

2014	3,344,830	739,279	1,864,073	872,943	768,325

Net Change in Resources
Tonnes added (-depleted)	-753,840	999,161	-163,070	-155,209	8,119	-440,082
new resource	340,000	222,000		15,000
upgrade from	-1,094,000	-90,000	-90,000		10,000
upgrade to		930,000	120,000	80,000
downgraded		-70,000
production			-190,000	-250,000		-440,000

2015	2,590,991	1,738,440	1,701,003	717,734	776,444

Notes to the above table are as follows:

•	“new resource” refers to resources previously unquantified. They are mainly inferred but may also occur in the indicated, probable or measured classes depending on the level of information on the surrounding area;

•	“upgrade from” refers to depletion of the resource class when tonnes are upgraded to a higher class while “upgrade to” refers to the blocks receiving the upgraded resource;

•	“production” refers to tonnages that have reported to the mill. Such tonnage may be from depleted blocks or from blocks that are in the process of being upgraded and hence not included in the starting tonnage for the year;

•	“downgraded” refers to resources that have been found to be below the pay limit and therefore removed from the resource inventory. Downgrades can occur in all classes of resource or reserve. However, in the case of inferred resources we have not experienced any significant downgrades.

•	Tonnages in reconciliation boxes are approximate/rounded to nearest 5000.

For the year December 2014 to December 2015, a total of 1,094,000 tonnes of inferred resources was converted into 930,000 tonnes of indicated resources, a conversion ratio of 85%. In addition 222,000 tonnes new resource was defined adjacent to an existing shoot and incorporated into the indicated resource class. Together these upgrades represent an effective 105% resource conversion for the year. These blocks are undergoing production development and production from them has already commenced.

A longer term analysis in the form of a chart which illustrates the resource growth of Blanket mine over the period 1994 to 2015 is also provided.

Notes:

•	arrows show the path of conversion of resources to reserves to production (milled tonnes);

•	the growth of resources over time illustrates that resources defined in earlier years are converted to reserves and then to production.

Economic recovery

Economic recovery of inferred resources is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2015. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2014 while the recovered grade has ranged from 4.0 g/t to 3.3 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

(c)	If inferred resources have been included, please separately address your history of economic recovery of inferred resources. Please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.

Inferred resources have been included as part of the denominator in the depreciation calculation. We believe a history of economic recovery is established as illustrated in in section 1 (b).

We have included Inferred resources as part of the denominator in the depreciation calculation as IAS 16 “Property, plant and equipment” defines depreciation as the systematic allocation of the depreciable amount of an asset over its useful life and the useful life as:

(a) the period over which an asset is expected to be available for use by an entity; or

(b) the number of production or similar units expected to be obtained from the asset by an entity.

Management believes the useful life includes inferred resources for PP&E, depreciated over the life of mine. Inferred resources are included in the depreciation calculation for these items because:

•	the orebodies at Blanket mine have an established history of conversion of inferred resources into reserves or production units; and

•	the end depth of the Blanket mine orebodies has not been identified.

Due to the vertical nature of the orebodies at Blanket mine it has not been economical or possible to obtain the quantity of diamond drilling results needed to upgrade the inferred resources which are below 750 meters to a higher confidence category. Blanket mine is currently implementing an investment plan (which is discussed further in the response to (d)) below) which is based on future production estimates inclusive of inferred resources because there is as a history of converting inferred resources into reserves or production for the orebodies where the end depth has not been determined. The investment plan at Blanket provides for, inter alia, the installation of new infrastructure which will allow:

•	further exploration of existing inferred resources between 750 meters and 990 meters with the objective of increasing the confidence level;

•	production from resources between 750 meters and 990 meters; and

•	further exploration below 990 meters.

This is evident from Table B indicating 105% total conversion of inferred resources into indicated resources for the 2014-2015 period.

The Blanket mine ore systems are known to be near vertical shoots along which gold has been introduced by hydrothermal fluids. These systems are typically enriched in gold over considerable vertical intervals (500 – 2,000 meters), as evident at Vubachikwe, the adjoining mine to Blanket, where ore shoots have been mined to 1500 meters depth. Diamond drilling at Blanket mine has established that the gold enrichment interval persists on the major shoots to below the level currently planned for mining.

The end depth of orebodies has not been identified through diamond drilling due to the vertical nature of the ore systems at Blanket mine. Full scale diamond drilling has not commenced at these depths as it has either not been economical to drill this deep or underground development has not allowed for angular diamond drilling at depth. Due to the nature of the vertical orebodies and the fact that the end of the orebody at depth has not been established, enough confidence was placed by management to embark on investment plans to mine these inferred orebodies prior to diamond drilling results converting these inferred resources to higher confidence categories.

The fact that the orebodies continue at depth is further supported by an adjoining mine, mining at depths 1,500 meters plus. The average depth of inferred resources at the Blanket mine is 900 meters.

(d)	Tell us the extent to which these resources are currently accessible and the extent to which future capital improvements are required to convert and gain access to them. Please also tell us whether or not the future capital improvements are included in your depletion computations and explain your rationale.

On November 3, 2014, Caledonia announced an investment plan (“Investment Plan”) and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements includes the continuation of the No. 6 Winze, the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Investment Plan is expected to give rise to production from inferred resources of approximately 70,000 -- 75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.

The Investment Plan includes a life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 meters level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	380	230	100	50
Gold production (koz)	43	39	23	10	6

The Central Shaft and the deepening of No 6 winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  A Preliminary Economic Assessment (“PEA”) was prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) is expected to be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (per PEA)
	2017	2018	2019	2020	2021
Tonnes milled (‘000)	160	215	390	550	600
Gold production (koz)	20-22	27-30	46-50	63-67	70-75

The non-sustaining capital expenditure relating to the Investment Plan amounted to $15,367,000 in fiscal 2016 (2015: $13,486,000; 2014: $ 3,833,000). Total capital expenditure incurred up to December 31, 2016 is included in Property, plant and equipment (“PP&E”) and amounted to $19,159,000 (2015: $18,193,000; 2014: $ 7,166,000). Future capital expenditure is not included in our Filing as PP&E but this capital expenditure in future periods will be included in PP&E as such expenditure is incurred.

PP&E improvements included in our Filing are depreciated when it is in the location and condition necessary for it to be capable of operating in the manner intended by management as required by IAS 16 “Property, plant and equipment”, par 55.

(e)	Provide us the amount of depletion expense for each producing mine with and without the inclusion of inferred resources in the denominator for the year ended December 31, 2016 and the most recently reported 2017 interim period.

Caledonia Mining Corporation Plc owns two gold mines, the Blanket gold mine situated in Zimbabwe and the Eersteling gold mine situated in South Africa. Blanket gold mine is the only producing mine in the Caledonia Mining Plc group. The total depreciation expense of $3,491,000 in fiscal 2016 was made up of $3,733,000 of depreciation at the Blanket mine, $47,000 of depreciation at our South African office responsible for procurement and the intercompany profit elimination of $289,000 as a result of sales made by our South African office to Blanket mine. The Eersteling gold mine mining assets included in our Filing amounted to $225,335 at December 31, 2016. These items of PP&E were not depreciated in fiscal 2016 as Eersteling was, and up to the date of this letter, remained on care and maintenance.

Depreciation of the PP&E items at the Blanket mine, without inclusion of inferred resources as part of the denominator in the calculation, would have amounted to $3,981,695 for fiscal 2016.

Closing Comments

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We are available to discuss any of the foregoing at your convenience. Please contact either the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to so discuss.

Sincerely,

THE COMPANY

/s/ Mark Learmonth
Mark Learmonth
(Chief Financial Officer)